Exhibit 99.2

Accountants’ Consent

The Trustee
Provident Energy Trust

We consent to the inclusion in the Annual Report on Form 40-F of Provident Energy Trust of our report dated March 21, 2002 relating to the consolidated balance sheets of Meota Resources Corporation as at December 31, 2001 and 2000, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001.

“Original signed by KPMG”

Chartered Accountants
Calgary, Canada
May 21, 2003